

Mail Stop 3561

April 20, 2016

Via E-mail
Iurii Iurtaev
President and Principal Executive Officer
Lepota, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

Re: Lepota, Inc.
Amendment No. 11 to Registration Statement on Form S-1
Filed April 11, 2016
File No. 333-198808

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2015 letter.

General Information…, page 5

1. We note your statement in the second paragraph that you expect sales to begin in August 2015. Please update your disclosure here and throughout the prospectus to reflect the current status of your business.

Executive Compensation, page 42

2. We reissue comment 21 from our October 16, 2014 letter. We note that your officer and director salaries are being deferred until the company is in a position to pay such salaries. Please revise the executive compensation table to reflect the amount of compensation and provide footnote disclosure of the amount that has been deferred. See Instruction 4 to Item 402(n) of Regulation S-K. Also, please revise your table of contents to address your executive and director disclosure.

Financial Statements, page 47

3.   It appears you omitted the audit report on your financial statements for fiscal years ended July 31, 2015 and 2014. Please amend your filing to provide audited financial statements required by Rule 8-02 of Regulation S-X. Please ensure your audit report meets the requirements of Rule 2-02 of Regulation S-X.

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Frederick C. Bauman, Esq.
        Bauman & Associates Law